UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-26091

TC PipeLines, LP NASDAQ Stock Market LLC
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

717 Texas Street, Suite 2400 Houston, Texas 77002-2761 (877) 290-2772
(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from the listing and registration:

[  ]           17 CFR 240.12d2-2(a)(1)

[  ]           17 CFR 240.12d2-2(a)(2)

[  ]           17 CFR 240.12d2-2(a)(3)

[  ]           17 CFR 240.12d2-2(a)(4)

[  ]           Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

[X]           Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

1 Form 25 and attached Notice will be considered compliance with the provision of 17 CFR 240.19d-1 as applicable.  See General Instructions.

Note:  This voluntary delisting is a result of TC PipeLines, LP’s pending transfer of listing to the New York Stock Exchange (“NYSE”). TC PipeLines, LP expects trading on the NYSE will begin on December 12, 2011.

Pursuant to the requirements of the Securities Exchange Act of 1934, TC PipeLines, LP certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

TC PipeLines, LP by: TC PipeLines GP, Inc., its general partner
By: /s/ Annie C. Belecki Annie C. Belecki Assistant Secretary

Dated:  December 1, 2011